KY 3/17

06003719

AB 3/3/06

SEC... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERWYN FINANCIAL SERVICES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 LANCASTER AVENUE
(No. and Street)

BERWYN (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN M RYAN (610) 408-9850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

660 AMERICAN AVE SUITE 101 (Address) KING OF PRUSSIA (City) PA (State) 19406 (Zip Code)

PROCESSED
APR 17 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/1/2006

OATH OR AFFIRMATION

I, KEVIN M RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CORPORATE ACCOUNTS: BFS 800279, BFS 800244 BFS 800287 & BFS 800457,
ROBERT E. KILLEN, DIRECTOR & OFFICER: BFS 701564, BFS 400009 & BFS 400033
EDWARD A. KILLEN, DIRECTOR & OFFICER: BFS 100404, BFS 601853 BFS 601705 & BFS 601934

Kevin M Ryan
Signature

PRESIDENT
Title

Linda M Lieberman 2-23-06
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Linda M. Lieberman, Notary Public
Easttown Twp., Chester County
My Commission Expires July 10, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Berwyn Financial Services Corp.

Financial Statements
December 31, 2005

BERWYN FINANCIAL SERVICES CORP.
YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying balance sheets of Berwyn Financial Services Corp. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Berwyn Financial Services Corp. as of and for the year ended December 31, 2004, were audited by Mantas, Ohliger, McGary & Quinn, P.C., independent accountants, whose shareholders became partners of McGladrey & Pullen, LLP on January 1, 2006. Mantas, Ohliger, McGary & Quinn, P.C.'s report dated January 28, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

King of Prussia, Pennsylvania
January 16, 2006

BERWYN FINANCIAL SERVICES CORP.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Current assets:		
Cash	$ 1,211	$ 1,374
Commissions receivable	22,782	27,555
Other receivables	25,656	16,980
Investments, at fair value	339,639	337,096
Prepaid expenses	6,518	12,644
Prepaid taxes	2,053	1,000
Total current assets	397,859	396,649
Equipment, net of accumulated depreciation of $34,214 in 2005 and $33,350 in 2004	1,712	2,489
Other assets:		
Deferred tax asset	33,000	7,400
Restricted cash	75,000	75,000
	108,000	82,400
	$ 507,571	$ 481,538

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Current liabilities:		
Line of credit	$ 131,482	$ 54,117
Accounts payable and accrued expenses	11,280	19,107
Accrued profit sharing expense	63,028	31,275
Deferred tax liability	14,000	12,600
Total current liabilities	219,790	117,099
Stockholders' equity:		
Common stock, $1 par value; 20,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	60,000	60,000
Retained earnings	208,281	284,939
	287,781	364,439
	$ 507,571	$ 481,538

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues:		
Commissions and fees	$ 546,875	$ 477,737
Interest and dividends	46,619	24,341
Realized and unrealized gain on investments, net	2,543	31,630
Other	1,500	1,500
	597,537	535,208
Expenses:		
Depreciation	777	604
Dues and subscriptions	5,357	1,507
Employee benefits	15,553	14,167
Insurance	599	1,129
Interest	2,111	2,236
Management fee	23,945	23,474
Miscellaneous	1,775	2,456
Office	8,922	6,698
Payroll taxes	18,404	13,592
Professional fees	13,335	11,500
Profit sharing	63,028	41,275
Registration fees and other taxes	13,090	19,652
Rent	10,965	9,420
Salaries and bonuses	285,244	173,051
Trade clearing	233,142	186,359
Travel	2,148	1,885
	698,395	509,005
Income (loss) before income taxes	(100,858)	26,203
Income tax expense (benefit)	(24,200)	9,603
Net income (loss)	$ (76,658)	$ 16,600

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
Balance, January 1, 2004	19,500	$19,500	$60,000	$268,339
Net income				16,600
Balance, December 31, 2004	19,500	19,500	60,000	284,939
Net loss				(76,658)
Balance, December 31, 2005	19,500	$19,500	$60,000	$208,281

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (76,658)	$ 16,600
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	777	604
Deferred income tax expense (benefit)	(24,200)	8,200
Realized and unrealized gain on investments, net	(2,543)	(31,630)
Changes in operating assets and liabilities:		
(Increase) decrease in prepaid taxes	(1,053)	1,200
(Increase) decrease in commissions receivable	4,773	(19,685)
Increase in other receivables	(8,676)	(16,980)
(Increase) decrease in prepaid expenses	6,126	(5,203)
Increase (decrease) in accounts payable and accrued expenses	(7,827)	14,933
Increase in accrued profit sharing expense	31,753	23,525
Net cash used in operating activities	(77,528)	(8,436)
Cash flows from financing activities:		
Purchases of equipment		(1,940)
Net increase in line of credit	77,365	10,557
Net cash provided by financing activities	77,365	8,617
Net increase (decrease) in cash	(163)	181
Cash, beginning	1,374	1,193
Cash, ending	$ 1,211	$ 1,374
Supplemental disclosure of cash flow information, cash paid during the year for:		
Interest	$ 2,111	$ 2,236
Income taxes, net of refund of $1,556 in 2004	$ 1,053	$ 774

The accompanying notes are an integral part of these financial statements.

1. Description of business and summary of significant accounting policies:

Description of business:

Berwyn Financial Services Corp. (the "Company") is a broker-dealer and investment advisor that is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

Rule 15c3-3 exemption:

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment and depreciation:

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income taxes:

Income taxes are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

1. Description of business and summary of significant accounting policies (continued):

Summary of significant accounting policies (continued):

Income taxes (continued):

Deferred income taxes are provided for temporary differences in recognizing income and expenses between financial statement and income tax reporting. These differences relate principally to unrealized appreciation on investments and the benefit of a net operating loss carryforward.

Investments:

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at fair value as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statement of operations.

Commissions and fees:

Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

Cash and cash equivalents

The Company considers all highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business, to be cash equivalents.

Restricted cash:

Restricted cash is comprised of funds on deposit with a clearing organization.

Concentrations of risk:

Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Reclassifications:

Reclassifications have been made to certain 2004 amounts to agree with the 2005 presentation.

2. Related parties:

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the "Funds"). The Funds are managed by a related party. Commissions generated from transactions with the Funds represent approximately 56% of the total commissions revenue of the Company in 2005 and 48% of total commissions revenue in 2004.

The Company provides investment advisory services which are managed, on behalf of the Company, by a related party. The Company pays the related party a management fee based on 85% of the advisory fees earned by the Company.

The Company leases furnished office space from an affiliate on a month-to-month basis. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,020.

Employees are compensated by the Company, as well as an affiliate, based upon actual time worked.

Transactions with these related entities were as follows:

	2005	2004
Commissions revenue earned as a result of transactions with related party	$ 308,694	$ 227,748
Management fee expense	$ 23,945	$ 23,474
Rent and personnel expenses	$ 27,562	$ 24,505
Accounts payable	$ 8,831	$ 9,067

3. Investments:

Investments consist of mutual fund holdings in the Funds, carried at quoted market values as follow:

	2005	2004
The Berwyn Fund	$ 163,036	$ 159,135
Berwyn Income Fund	123,898	126,825
Berwyn Cornerstone Fund	52,705	51,136
	$ 339,639	$ 337,096

Realized and unrealized gains on investments are:

	2005	2004
Unrealized gains	$ 2,543	$ 31,630
Realized gains	- 0 -	- 0 -
	$ 2,543	$ 31,630

4. Line of credit:

Under an agreement with National Financial Services Corporation, the Company can borrow, on margin, up to 50% of the market value of its investments. The loan is collateralized by the investments described in Note 3. Interest is paid monthly at a variable rate. At December 31, 2005 and 2004, the interest rate on the margin account was 7.75% and 5.00%, respectively.

5. Income taxes:

Income tax expense (benefit) consists of the following:

	2005	2004
Current expense:		
State	$ - 0 -	$ 1,403
Deferred expense (benefit):		
Federal	(14,600)	4,800
State	(9,600)	3,400
	(24,200)	8,200
	$ (24,200)	$ 9,603

The Company has Federal and state net operating loss carryforwards of approximately $130,000 which expire in 2023.

Deferred taxes arise because of differences between financial statement accounting and tax accounting, known as "temporary differences." The tax effect of these temporary differences are recorded as "deferred income tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred income tax liabilities" (generally items for which the Company received a tax deduction, but which have not yet been recorded in the statement of operations).

The tax effects of the major items recorded as deferred tax assets and (liabilities) are:

	2005	2004
Property and equipment		$ 300
Net operating loss	$ 33,000	7,100
Unrealized investment gains	(14,000)	(12,600)
Net deferred income tax asset (liability)	$ 19,000	$ (5,200)

5. Income taxes (continued):

These deferred tax assets and liabilities, offset by tax jurisdiction, are in the following balance sheet captions:

	2005	2004
Deferred income tax asset	$ 33,000	$ 7,400
Deferred income tax liability	(14,000)	(12,600)
Net deferred income tax asset (liability)	$ 19,000	$ (5,200)

6. Profit sharing plan:

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $63,028 in 2005 and $41,275 in 2004. Participants vest 50% after one year and are fully vested after two years.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 and 2004, the Company had net capital of $178,304 and $283,168, which was $164,585 and $276,201 in excess of its required net capital of $13,719 and $6,967 respectively. The Company's ratio of aggregate indebtedness to net capital was 1.10 to 1 and .37 to 1 as of December 31, 2005 and 2004, respectively.

BERWYN FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:	
Total ownership equity from balance sheet	$ 287,781
Less ownership equity represented by trades at year end	3,592
Net capital per Form X-17A-5 (Focus Report)	284,189
Deductions:	
Non-allowable assets:	
Other receivables	(25,656)
Equipment	(1,712)
Prepaid expenses and taxes	(8,571)
Deferred tax asset	(33,000)
	(68,939)
Addition, deferred tax liability	14,000
Net capital before haircuts on securities positions	229,250
Haircuts on securities positions	(50,946)
Net capital	$ 178,304
Aggregate indebtedness:	
Line of credit	$ 131,482
Accounts payable and accrued expenses	11,280
Accrued profit sharing expense	63,028
Total aggregate indebtedness	$ 205,790
Minimum net capital required	$ 13,719
Excess net capital at 1,500 percent	$ 164,585
Excess net capital at 1,000 percent	$ 157,725
Ratio: aggregate indebtedness to net capital	1.10:1

There are no material differences between the information on this schedule and the information included in the unaudited Part II A of Form X-17A-5(Focus Report) as of December 31, 2005.

McGladrey & Pullen
Certified Public Accountants

Berwyn Financial Services Corp.

Internal Accounting Control
Year Ended December 31, 2005

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Berwyn Financial Services Corp. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

King of Prussia, Pennsylvania
January 16, 2006